The Chubb Corporation
15 Mountain View Road
Warren, NJ 07059
July 11, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:
Reference is hereby made to your letter dated July 3, 2007 to Michael O’Reilly, Vice Chairman and Chief Financial Officer of The Chubb Corporation (“Chubb”), providing comments on Chubb’s Annual Report on Form 10-K for the year ended December 31, 2006. Chubb will respond to the comments set forth in your letter as promptly as practicable and in any event no later than July 31, 2007.
If you have any questions, please feel free to contact me.
Very truly yours,

Maureen A. Brundage
Executive Vice President & General Counsel